EXHIBIT 1

Chunghwa Telecom holds investor conference for 2011 operation results

Date of events: 2011/02/14

Contents:

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/02/22

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3.Financial and business related information: Please refer to  http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir at 1:30 pm Taipei Time Feb. 22, 2012.

4.If a press release is distributed, the content of the press release: None

5.Any other matters that need to be specified: The video of the conference will be available for replay one hour after the conference on the website http://www.cht.com.tw/chtir.